NLS Pharmaceutics Ltd.

Alter Postplatz 2

CH-6370 Stans, Switzerland

November 19, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention: Laura Crotty and Mary Beth Breslin

Re:	NLS Pharmaceutics Ltd. Amendment No. 3 to Registration Statement on Form F-1 Filed November 13, 2020 File No. 333-236797

Dear Mss. Crotty and Breslin:

The purpose of this letter is to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission as set forth in your letter of November 16, 2020, regarding the above referenced registration statement on Form F-1 (the “Registration Statement”). For your convenience, your original comments appear in bold, followed by our response. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement.

Exhibits

1.

We note assumption (e) in part II of the legal opinion of Wenger & Vieli AG relating to the shareholder approval required to effect the increase in share capital necessary to issue the Shares and such Common Shares for which Warrants and Underwriter Warrants are granted, and the related required actions of the board of directors. We also note your statement on page 43 of the registration statement that you expect to obtain authorization from your shareholders prior to the offering. Please advise us of the status of the shareholder authorization and the related board of directors' actions. In addition, please confirm that an appropriately unqualified legal opinion will be filed by post-effective amendment no later than the closing date of the offering to remove assumption (e). See Section II.B.2.f. of Staff Legal Bulletin No. 19 for guidance.

Response: With respect to the shareholder authorization and related board of directors’ actions we hereby advise you that as of the date hereof we have collected all necessary authorizations of the current shareholders by way of proxies and the approval of the board of directors to effect the increase in share capital necessary to validly issue the common shares included in the units to be offered pursuant to the Registration Statement as of the closing date of the offering, and to create the authorized share capital (as basis for the issuance of the shares that the underwriters may exercise pursuant to their over-allotment options) as well as the conditional share capital required to issue the Warrants and Representative’s Warrants, including pursuant to the over-allotment option (each as defined in the Registration Statement) (as basis for the issuance of the Common Shares for which the Warrants, including with respect to the over-allotment option, and Representative’s Warrants are granted). As of the date of pricing (immediately thereafter pricing), based on the above mentioned authorizations and approvals, the appropriate resolutions of the shareholders and the board of directors will be made, and as a result thereof, they will become final and effective. Please note that until such time, each shareholder may revoke the authorization and the board of directors may reverse the approval.

With respect to the legal opinion of Wenger & Vieli AG, or WV, we hereby advise you that as of the date hereof WV has confirmed to us that it will provide us with an appropriately unqualified legal opinion to remove assumption (e) for the purpose of filing by post-effective amendment by no later than the closing date of the offering.

* * *

If you have any questions or require additional information, please call our attorneys, Ron Ben-Bassat at (212) 660-5003, Howard E. Berkenblit at (617) 338-2979 or Oded Har-Even at (212) 660-5002, of Sullivan & Worcester LLP.

Sincerely,

NLS PHARMACEUTICS LTD.

By:	/s/ Alexander Zwyer
Chief Executive Officer

cc:	Michael Fay
Jeanne Baker